

Mail Stop 7010

June 24, 2008

Via U.S. mail and facsimile

Mr. Matthew J. Gadow
Chief Financial Officer
Broadwind Energy, Inc.
47 East Chicago Avenue; Suite 332
Naperville, IL 60540

      RE: Form 10-KSB for the fiscal year ended December 31, 2007
               File No. 000-31313

Dear Mr. Gadow:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Description of Business

Customers, page 3

2. We note that you are dependent on a limited number of customers, including GE, Gamesa, and Clipper Windpower, for the majority of your revenues. Please revise to clarify whether these are the only customers to whom you had sales of at least 10% of consolidated revenues and which would have a material adverse effect if you lost them as a customer. If there are additional customers who meet the criteria of Item 101(C)(vii) of Regulation S-K, please revise to indicate the name of those additional customers as well.

Consolidated Financial Statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-15

3. Please tell us how you considered whether your customer arrangements to build tower sections, complete towers, and modifications to existing towers or section could be considered long-term construction-type contracts as described in SOP 81-1. To the extent that you do generate revenues from long-term construction-type contracts, please more fully describe your revenue recognition accounting policies so that we may understand how they are consistent with the provisions of SOP 81-1.

Note 3 – Acquisitions, page F-18

4. Please tell us whether the shares issued as consideration for your Brad Foote and Energy Maintenance Service, LLC acquisitions were registered or unregistered shares. If the shares were unregistered, please tell us the terms of your registration rights agreements, if any. Additionally, to the extent that you have registration rights agreements, please tell us what consideration you gave to FSP EITF 00-19-2.

5. We note your disclosure on page F-18 that the value of your common stock issued as consideration in connection with the Brad Foote acquisition was based upon a fairness opinion received from an independent valuation firm. We also note a similar disclosure in your Form 10-Q for the period ended March 31, 2008 in connection with the acquisition of Energy Maintenance Service, LLC. To the extent that you make reference to an expert (such an independent valuation firm) in your periodic filings on Form 10-K or 10-Q, no consents are required, however, your periodic filings should include the name of the expert. Alternatively, you could choose not to make reference to the expert at all in your periodic filings, and thus take full responsibility for the valuation yourself. Furthermore, please note that to the extent

you refer to an expert in a registration statement, Rule 436(b) of Regulation C requires that you either identify the valuation experts and include consents, or refrain from including any disclosure making reference to independent third party valuation experts.

Note 8 – Long-Term Debt, page F-24

6. You disclose on page F-25 that you were in violation of debt covenants contained in the LaSalle Loan and Security Agreement. These violations were waived by LaSalle as of December 31, 2007 and amended for future periods. Please tell us whether any of your other loan agreements which were classified as long term debt as of December 31, 2007 contain cross-default provisions whereby your violation of the LaSalle covenants would cause other debt to become current. To the extent that any of your other loan agreements contain cross-default provisions, please describe how you overcame these provisions so that you were able to classify your debt as long term as of December 31, 2007.

Note 19 – Segment Information, page F-37

7. Please revise the amounts presented in your segment financial data table on page F-39 so that they are both directionally consistent and the consolidated totals per the table agree to your consolidated financial statements. For example, it appears from your consolidated income statement on page F-5 that you incurred interest expense during the years ended December 31, 2007 and 2006. However, interest expense in the table on page F-39 for the year ended December 31, 2007 is shown in parentheses while interest expense for the year ended December 31, 2006 is not. Furthermore, depreciation and amortization in the table on page F-39 for the year ended December 31, 2007 does not appear to include the portion of depreciation and amortization recorded in cost of sales while this amount appears to be included for the year ended December 31, 2006.

Note 22 – Subsequent Events, page F-41

8. Please revise your disclosures beginning with your next Form 10-Q for the period ended June 30, 2008 to discuss the following regarding your acquisition of Energy Maintenance Service, LLC (please refer to paragraphs 51-52 and 57 of SFAS 141):

    *   Any contingent payments, options or commitments specified in the acquisition agreement and the accounting treatment that will be followed should any such contingency occur;

- An indication of any purchase price allocation that has not been finalized and the reasons why it has not been finalized. In subsequent periods, please disclose the nature and amount of any material adjustment made to the initial allocation of the purchase price; and
- The amount of goodwill expected to be deductible for tax purposes;

Exhibits 31.2 and 31.2

9. Please revise your certifications in future filings to include the introductory language in paragraph 4 that refers to the certifying officer's responsibility for designing, establishing and maintaining internal control over financial reporting for the issuer. Refer to Rule 13a-14 and 13a-15 of the Exchange Act and Item 601(B)(31) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

John Hartz
Senior Assistant Chief Accountant